EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Years Ended December 31,
	2010	2011	2012	2013	2014
EARNINGS
Income Before Income Tax Expense and Equity Earnings	$1,849	$2,367	$1,822	$2,110	$2,490
Income Distributed from Equity Method Investment	—	—	—	—	23
Fixed Charges (as below)	1,254	1,209	1,257	1,136	1,104
Preferred Security Dividend Requirements of Consolidated Subsidiaries	(4)	(8)	—	—	—
Total Earnings	$3,099	$3,568	$3,079	$3,246	$3,617

FIXED CHARGES
Interest Expense	$999	$933	$988	$906	$885
Credit for Allowance for Borrowed Funds Used During Construction	53	63	69	40	44
Estimated Interest Element in Lease Rentals	198	205	200	190	175
Preferred Security Dividend Requirements of Consolidated Subsidiaries	4	8	—	—	—
Total Fixed Charges	$1,254	$1,209	$1,257	$1,136	$1,104

Ratio of Earnings to Fixed Charges	2.47	2.95	2.44	2.85	3.27